May 23, 2012

George M. Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

Re: Arden Alternative Strategies Fund (File Nos. 811-22701 and 333-180881)

Dear Mr. Silfen:

We have the following comments on the registration statement on Form N-1A of the Arden Investment Series Trust ("Trust"). The registration statement was filed on April 23, 2012, to register the Trust as an open-end investment company under the Investment Company Act of 1940 ("1940 Act") and to register the common shares of the Arden Alternative Strategies Fund ("Fund"), which is the sole series of the Trust, under the Securities Act of 1933 ("1933 Act"). We have referenced the captions and page numbers from the registration statement to indicate the sections of the registration statement to which each comment relates. However, you should regard any comment made with respect to one section of the registration statement to apply to similar disclosure elsewhere in the registration statement.

Prospectus

General

1. Please identify to us any other open-end or traded registered funds that are currently operating and that invest to a significant extent in unaffiliated and unregistered funds. If there are any such funds, please identify for us the similarities and differences between the Fund and those other funds.

2. Will the Fund be available to any retail investor? Will there be any suitability requirements or transfer restrictions imposed on investors in the Fund?

Fees and Expenses of the Fund, page 3

1. Please delete footnote 1, which describes the Fund's 12b-1 plan. It is neither permitted nor required by Item 3. See General Instruction C.3.(b) to Form N-1A.

2. In footnote 2, please delete the rest of the sentence after the term "current fiscal year." It is also neither permitted nor required by Item 3.

3. In footnote 3, please delete all of the disclosure following the first sentence. It is neither permitted nor required by Item 3. We also suggest that you consider adding the information described in Instruction 3(f)(vii) to Item 3 of Form N-1A. (We note that the term "historic" is used where it appears that "historical" should be.)

4. Please delete the two sentences following the Example. ("The Example…shown above.") They are neither permitted nor required by Item 3.

Principal Investment Strategies, page 4

1. Please substitute the term "hedge funds" for the term "private investment funds."

2. Inasmuch as the Fund may implement its strategies through the use of derivatives, both directly and by means of its investments in the "Underlying Funds," please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See:
http://www.sec.gov/divisions/investment/guidance/ici073010.pdf

3. The disclosure states that "[t]he Fund expects that at least 85% of its assets would be invested in Underlying Funds that are highly liquid (i.e., allows the Fund to receive payment of redemption proceeds within seven days of providing notice of redemption to the Underlying Fund)."

   a) Please delete the term "highly."

   b) Please confirm that the aggregate holdings by the Fund of illiquid assets will not exceed 15% of net assets. The staff has determined that an illiquid asset is any asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the mutual fund has valued it. See Investment Company Act Release No. 14983 (March 12, 1986), as modified by Investment Company Act Release No. 186121 (March 20. 1992).

   c) Please disclose how the Board of Trustees will monitor and determine the Fund's continuing compliance with the 15% of net assets limit. Please clarify that ultimate responsibility for liquidity determinations rests with a mutual fund's board, although the board may delegate the day-to-day function of determining liquidity to the fund's investment adviser, provided the board retains sufficient oversight. The actual determination of whether a particular mutual fund asset is illiquid should be made under guidelines and standards established by the fund's board. See, e.g., Investment Company Act Release No. 14983 (March 12, 1986) and Merrill Lynch Money Markets Inc., No-Action Letter (pub. avail. January 14, 1994). Please furnish us a copy of the guidelines and standards adopted by the Fund's Board to determine whether a security held by the Fund is liquid.

d) Generally, hedge funds offer only monthly or quarterly redemptions and, to avoid being taxed as corporations, strictly limit transfers of their interests. Please explain to us how the Fund's hedge fund investments can be considered liquid.

Principal Investment Risks, page 6

1. The disclosure states:

> Investments in Underlying Funds subject the Fund indirectly to the underlying risks of the Underlying Funds. The Fund also will bear its share of the Underlying Fund's fees and expenses, which are in addition to the Fund's own fees and expenses. All, or a substantial portion of, the Underlying Funds are not registered investment companies and, thus, are not subject to protections afforded by the Investment Company Act of 1940 (the "1940 Act"), covering, among other areas, liquidity requirements, affiliated transaction restrictions, leverage limitations and custody requirements.

a) Disclosure of the risks of investing in hedge funds must be more prominent and thorough. We recommend that this risk disclosure be in bold using bullet points. One bullet should disclose the lack of transparency of hedge fund investments and strategies. Another bullet should disclose the difficulties of valuing the hedge funds and the risks of inaccurate valuation. Provide more information about the protections afforded by the 1940 Act that are absent with an investment in a hedge fund. For example, disclose that hedge funds are not required to have independent boards and shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates of the hedge fund. The risks should mention that hedge funds sell shares in private offerings and are not reporting companies under the Securities Exchange Act of 1934, so that the amount of information about hedge funds available to investors is extremely limited. Also disclose that investors should consider an investment to be illiquid and that they should be able to afford a complete loss of investment.

b) In addition to the fact that the Fund's strategy of investing in hedge funds will enable it to avoid the safeguards of the 1940 Act, the hedge funds in which the Fund invests will be able to avoid the "qualified client" suitability standard, imposed by Rule 205-3 under the Investment Advisers Act of 1940, from being applied to the Fund's investors. Please inform us whether the Fund may invest in hedge funds that charge an advisory fee based on a share of capital gains, while availing themselves of the exemption provided by Rule 205-3.

c) Please inform us whether the Fund will invest in hedge funds that rely on either of the exceptions from the definition of an investment company set forth in Section 3(c)(1) and Section 3(c)(7) of the 1940 Act.

2. In the paragraph, "Derivatives Options Risk," a term appears to be missing from the following sentence: "[t]hese costs will reduce any profit that might have realized had it bought the underlying security…"

Principal Risks, page 16

1. The disclosure, on page 16, states:

> Underlying Funds may also be permitted to distribute securities in-kind to investors, including the Fund, making withdrawals of capital. Thus, upon the Fund's withdrawal of all or a portion of its interest in an Underlying Fund, the Fund may receive securities that are illiquid or difficult to value. In such circumstances, the Adviser would determine whether to attempt to liquidate the security, hold it in the Fund's portfolio or distribute it to investors in the Fund.

This statement could be describing a strategy to avoid the liquidity and valuation problems that are inherent in hedge fund investments. Please explain why, and how often it is expected that, the Underlying Funds would pay in-kind distributions.

2. The disclosure, on page 21, states that "[t]he Fund has claimed an exemption from the definition of the term commodity pool operator pursuant to Rule 4.5 under the Commodity Exchange Act of 1974, as amended (the "CEA"), and, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA." Please clarify this statement. (As a technical matter, we note that it is the adviser that registers as commodity pool operator.) The Commodity Futures Trading Commission, on February 9, 2012, adopted rules that curtail the ability of advisers of registered investment companies to claim an exemption pursuant to Rule 4.5. Because the Trust's registration was filed before the April 24th effective date of the Rule 4.5 amendments, however, the requirement to register under amended Rule 4.5 will be effective on the later of: (i) December 31, 2012; or (ii) within 60 days after the CFTC adopts final rules defining "swap" and establishes margin requirements for such instruments.

3. Is the Fund permitted to invest in hedge funds that may use "side pockets" and/or "special investment accounts"? If so, please disclose, where appropriate, the liquidity and valuation problems that such arrangements create. Please also disclose any due diligence procedures that the Fund will use to discover and evaluate a hedge fund's intention to use such arrangements.

Shareholder Information, page 25

1. Please provide us with a copy of the valuation procedures adopted by the Board of Trustees. Please confirm that the Board will regularly evaluate the accuracy of the Fund's valuation procedures using the appropriate means, such as pricing services, market data, and the Fund's own sales. See Release No. IC-26299; Compliance Programs of Investment Companies and Investment Advisers, (December 17, 2003).

2. The disclosure, on page 26, states:

> [I]investments in Underlying Funds are valued at their "fair values." Ordinarily, this will be the values determined by the managers of the Underlying Funds ("Managers") in accordance with the Underlying Funds' valuation policies and as reported by the Managers. As a general matter, the fair value of the Fund's interest in an Underlying Fund will represent the amount that the Fund could reasonably expect to receive from the Fund if the Fund's interest were redeemed at the time of valuation….

It can be inferred from this statement that the Fund may rely on stale prices for the required daily pricing of its shares because the Fund "fair values" its hedge fund investments at the amount it could expect to receive "if Fund's interest were redeemed <u>at the time of valuation</u> [emphasis added]." Please clarify this statement. Please explain to us how this statement is consistent with the staff's positions on valuation, in particular with the letter from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management, to Craig S. Tyle, General Counsel, Investment Company Institute, dated April 30, 2001."

3. Please disclose whether the Fund will invest only in hedge funds that value all of their portfolio securities daily and that will provide those daily valuations to the Fund contemporaneously.

4. Please disclose whether the hedge funds in which the Fund will invest will provide it with schedules of their investments. If so, how frequently will they provide such schedules?

5. The Fund is required to value its investments daily at the amount that it could reasonably expect to receive currently, based on the requirement of Rule 22c-1(b)(1) under the 1940 Act that it must calculate an accurate daily net asset value. Please clarify how the Fund will make this daily calculation with respect to its investments in the Underlying Funds.

6. The disclosure, on page 27, states:

> Most of the Underlying Funds provide estimated net asset value determinations to the Fund on a daily basis. A small number of Underlying Funds, however, provide such valuations on a monthly basis, generally within one or two weeks following the end of the month.

Please explain the meaning of the term "provide." Does this statement mean that the Underlying Funds will provide the Fund with net asset values that are calculated by them on a daily basis? Will the Underlying Funds' valuations be consistent with Section 2(a)(41) of the 1940 Act? If not, please explain how the Fund will compute an accurate net asset value on a daily basis, as required by Rule 22c-1(b)(1) under the 1940 Act.

7. The disclosure, on page 27, also states that "[i]nvestors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net assets,

George M. Silfen, Esq.
May 23, 2012
Page 6

which, in turn, would affect amounts paid on redemptions of Shares and the amount of fees paid, if the judgments made regarding appropriate valuations should be proven incorrect." Please add that, if the net asset value of a mutual fund is not accurate, purchasing or redeeming shareholders may pay or receive too little or too much for their shares and the interests of remaining shareholders may be overvalued or diluted.

8. Please disclose whether the Underlying Funds will make available to the Fund audited, and more current unaudited, financial statements.

Statement of Additional Information

Limits on Voting Rights of Underlying Funds, page 14

1. Please provide a concise description of the conditions under which the Fund would waive its voting rights in the securities of the Underlying Funds, addressing the following issues:

    a) Will the waivers of voting rights be contractual arrangements and, if so, what would be the consideration?

    b) Will the waivers would be irrevocable?

    c) Who determines whether the Fund will waive its voting rights (e.g., the adviser and/or the Board of Trustees)? If the adviser may make the determination, has the Board adopted formal procedures for waiving the Fund's voting rights?

    d) What standards will the Board apply to protect the rights of the Fund's shareholders?

    e) Will the interests of the adviser, or any clients of the adviser, be considered when deciding to waive the Fund's voting rights?

    e) What kinds of "non-voting securities" are referred to in this section?

2. Please add disclosure describing the fact that the Fund will waive its voting rights or invest in non-voting securities to avoid being an "affiliated person" for purposes of the 1940 Act and being subject to the prohibitions of Section 17 of the 1940 Act. Please disclose the risks that Section 17 is intended to prevent the Fund being exposed to, including conflicts of interest, participating in joint or principal transactions on a less advantageous basis than other participants, and self-dealing by an affiliate.

Investment Restrictions, page 14

1. The Fund's concentration policy states that the Fund will not "[i]nvest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry or group of related industries, except that the Fund may invest 25% or more of the value of its total assets in Underlying Funds." Please revise this policy to reflect the concentration limit applicable to open-end funds. See Instruction 4 to Item 9(b)(1) of Form N-1A.

2. The Fund's investment policies permit it to lend portfolio securities. Please confirm that the Fund's lending of its portfolio securities will be subject to the continuing 300% asset coverage requirement of Section 18(f)(1) of the 1940 Act. Although an investment company's lending of its portfolio securities is neither specifically permitted nor restricted by Section 18, the staff has taken the position that it is "appropriate to use the Section 18 limitation" (Salomon Brothers, No-Action Letter (pub. Avail. May 4, 1975)). Please explain to us the duties and responsibilities of the Board of Managers in the lending of the Fund's securities. For example, will the Fund lend its securities to be sold short, thus potentially reducing the value of its investments? Please also confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

3. The disclosure, on pages 14-15, states that "[i]f a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the value of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy." Please revise this statement to reflect the continuing nature of the asset coverage requirement of Section 18(f)(1) of the 1940 Act.

Board of Trustees, page 15

1. Please disclose the specific characteristics or circumstances of the Fund that make its leadership structure appropriate. See Item 17(b)(1) of Form N-1A.

2. The summary descriptions of the Board of Trustees employment history, in the table on pages 15 and 16, are insufficient to indicate whether each Board member is qualified to serve on the Board. Please provide, as required by Item 17(b)(10) of Form N-1A, a brief discussion of the specific experience, education, and skills of each Board member that led to the conclusion that he or she is qualified to serve.

Proxy Voting Procedures, page 26

Please clarify the following sentence: "[i]n general, the Adviser seeks…to serve the best interests of the Fund and the Fund."

Qualification as a Regulated Investment Company, page 31

The disclosure states that "[s]atisfaction of the various tests that must be met to maintain the Fund's tax status as a regulated investment company under Subchapter M of the Code requires significant support from the Underlying Funds." Please clarify the nature of this support with respect to the following issues.

a) As described, Section 851(b)(3) of the Internal Revenue Code requires that the Fund invest no more than 5% of its assets in "other issuers." This quarterly diversification test will require the Fund to aggregate all of its investments on a look-through basis. Please disclose how the Underlying Funds will support this requirement.

b) If the Fund fails to distribute an amount equal to the sum of 98% of its ordinary income for the calendar year, plus 98.2% of its capital gain net income for the one-year period ending on October 31 of the calendar year, it will be subject to a 4% excise tax. Avoiding the excise tax will require the receipt of reliable taxable income estimates from all of the Underlying Funds. Please explain to us how the Underlying Funds will support this requirement.

General

We note that portions of the filing are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

· Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing and in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933. Please respond to all comments in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses. If you have any questions about these comments, please call me at 202-551-6943.

Very truly,

James E. O'Connor
Attorney/Advisor